Filed Pursuant to Rule 433

Registration No. 333-259141

Issuer Free Writing Prospectus dated September 11, 2023

Relating to Preliminary Prospectus Supplement dated September 11, 2023

MARVELL TECHNOLOGY, INC.

$500,000,000 5.750% Senior Notes due 2029

$500,000,000 5.950% Senior Notes due 2033

Pricing Term Sheet

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated September 11, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 27, 2021 and the documents incorporated and deemed to be incorporated by reference therein. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Marvell Technology, Inc.

Anticipated Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Distribution:	SEC-Registered

Trade Date:	September 11, 2023

Settlement Date**:	September 18, 2023 (T+5)

Denominations/Multiple:	$2,000 x $1,000

$500,000,000 5.750% Senior Notes Due 2029

Security Description:	5.750% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	$500,000,000

Gross Proceeds:	$498,540,000

Maturity Date:	February 15, 2029

Benchmark Treasury:	4.375% due August 31, 2028

Benchmark Treasury Price and Yield:	99-26 1⁄4; 4.415%

Spread to Benchmark Treasury:	1.400%

Yield to Maturity:	5.815%

Price to Public:	99.708% of principal amount

Coupon:	5.750%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2024

Optional Redemption:

Prior to January 15, 2029, (one month prior to the maturity date for the 2029 Notes) (the “2029 Par Call Date”), the Issuer may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2029 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Par Call Date, the Issuer may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	573874 AP9 / US573874AP91

$500,000,000 5.950% Senior Notes Due 2033

Security Description:	5.950% Senior Notes due 2033 (the “2033 Notes”)

Principal Amount:	$500,000,000

Gross Proceeds:	$496,740,000

Maturity Date:	September 15, 2033

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price and Yield:	96-22; 4.288%

Spread to Benchmark Treasury:	1.750%

Yield to Maturity:	6.038%

Price to Public:	99.348% of principal amount

Coupon:	5.950%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2024

Optional Redemption:

Prior to June 15, 2033 (three months prior to the maturity date for the 2033 Notes) (the “2033 Par Call Date”), the Issuer may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2033 Par Call Date, the Issuer may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	573874 AQ7 / US573874AQ74

**********

Joint Book-running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

Co-managers:

BNP Paribas Securities Corp.

Academy Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the 2029 Notes and the 2033 Notes (together, the “Notes”) will be made against payment for the Notes on or about September 18, 2023, which will be the fifth business day following the date hereof (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the expected settlement date should consult their own advisors in this regard.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.